# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Meshflow Acquisition Corp., CIK 0002081468
CUSIP: G6032N101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 406 N. Sangamon Street, Chicago, Illinois (IL), 60642
Date of event which requires filing of this statement: 12/09/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081512

## Reporting persons
- Meshflow Acquisition Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 8,080,000; shared voting power 0; sole dispositive power 8,080,000; shared dispositive power 0; aggregate amount beneficially owned 8,080,000 (18.7% of the class)
  Comment: (1) The securities are held directly by Meshflow Acquisition Sponsor LLC (the "Sponsor"). Bartosz Lipinski is the managing member of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor.
  
  (2) The Sponsor owns 8,080,000 Class B Ordinary Shares, par value $0.0001 per share, of the Issuer (the "Class B Ordinary Shares"), which are convertible for the Issuer's Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-290175) (the "Registration Statement") and have no expiration date.
  
  (3) Excludes 5,333,333 Class A Ordinary Shares issuable upon the exercise of 5,333,333 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 34,500,000 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding as of January 21, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q"), filed with the U.S. Securities and Exchange Commission on January 21, 2026.
- Bartosz Lipinski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,080,000; shared voting power 0; sole dispositive power 8,080,000; shared dispositive power 0; aggregate amount beneficially owned 8,080,000 (18.7% of the class)
  Comment: (1) The securities are held directly by the Sponsor. Bartosz Lipinski is the managing member of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor.
  
  (2) The Sponsor owns 8,080,000 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer's Class A Ordinary Shares as described under the heading "Description of Securities--Founder Shares" in the Registration Statement and have no expiration date.
  
  (3) Excludes 5,333,333 Class A Ordinary Shares issuable upon the exercise of 5,333,333 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 34,500,000 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding as of January 21, 2026, as reported on the Form 10-Q.

## Item 1. Issuer
Name of issuer: Meshflow Acquisition Corp.
Address of issuer's principal executive offices: 406 N. Sangamon Street, Chicago, Illinois 60642

## Item 2. Person Filing
Name of person filing:
1. Meshflow Acquisition Sponsor LLC

2. Bartosz Lipinski
Address of principal business office or, if none, residence: 406 N. Sangamon Street, Chicago, Illinois 60642
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page. %
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of February 19, 2026 by and between Meshflow Acquisition Sponsor LLC and Bartosz Lipinski.

## Signatures
- Meshflow Acquisition Sponsor LLC: /s/ Bartosz Lipinski, Bartosz Lipinski/Managing Member (02/19/2026)
- Bartosz Lipinski: /s/ Bartosz Lipinski, Bartosz Lipinski (02/19/2026)